Exhibit 99.1

Atour Lifestyle Holdings Limited Announces Board Member Changes

SHANGHAI, Nov. 10, 2025 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that Mr. Cong Lin has resigned from his positions as a director of the Company, a member of the Audit Committee of the Board, and a member of the Nominating and Corporate Governance Committee of the Board due to personal reasons, effective November 10, 2025. Mr. Lin confirmed that he has no claim against the Company and has no disagreement with the Board. Following Mr. Lin’s resignation, the Board has appointed Mr. Yingchun Song as a director, member of the Audit Committee, and member of the Nominating and Corporate Governance Committee, effective November 10, 2025. Mr. Song satisfies the “independence” requirements under Rule 10A-3 of the United States Exchange Act of 1934 and Rule 5605 of the Listing Rules of the Nasdaq.

“We sincerely appreciate Mr. Lin’s steadfast support and professional guidance during his tenure on the Board. With years of deep-rooted experience in the hospitality industry, his profound expertise and unique insights have been invaluable to the Company. Going forward, we are delighted that Mr. Lin will continue contributing to Atour’s development as a consultant,” said Mr. Haijun Wang, Founder, Chairman of the Board, and Chief Executive Officer of the Company. “At the same time, we are pleased to welcome Mr. Song as a new director to our Board.”

Mr. Yingchun Song founded Wuhan Today Dream Trading Co., Ltd. (Today Convenience Store brand) in July 2008 and has been serving as its chairman ever since. With extensive experience in the retail chain industry, he brings deep expertise in supply chain management and brand operations to the role. In July 2021, he assumed the role of Director of the Alibaba Foundation. He also holds senior positions in business associations, serving as the Executive Director of China Chain Store & Franchise Association (CCFA) in March 2023, and as the president of Wuhan Young Entrepreneurs Association since May 2023.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

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